Exhibit 99.150

CERTIFICATE OF ABRIDGEMENT

Section 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

RE:	Annual General and Special Meeting of the Shareholders of Torque Esports Corp. (the “Company”) to be held on July 15, 2020 (the “Meeting”)

With reference to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned, Michael Munoz, the Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company, and not in his personal capacity and without personal liability, that:

(a)	in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in section 2.9 and section 2.12 of NI 54-101;

(b)	in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 applicable to the Meeting, in addition to those described in paragraph (a) above; and

(c)	the Company is relying on section 2.20 of NI 54-101 to abridge the time periods prescribed in section 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.

DATED this 17th day of June, 2020.

TORQUE ESPORTS CORP.

Per:	(signed) “Michael Munoz”

Michael Munoz
Chief Financial Officer